

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2013

<u>Via E-mail</u>
Mr. Geoffrey Davis
Chief Financial Officer
Melco Crown Entertainment, LTD
36th Floor, The Centrium
60 Wyndham Street
Central, Hong Kong

RE: **Melco Crown Entertainment, LTD**
         Form 20-F for the Fiscal Year Ended December 31, 2012
         Filed April 18, 2013
         File No. 1-33178

Dear Mr. Davis:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Jonathan Wiggins

                    Jonathan Wiggins
                    Staff Accountant